Exhibit 99.1

LakeShore Biopharma Reports Unaudited Financial Results for the First Half of Fiscal Year 2025 and Updates Full-Year Guidance

²	Achieved total revenue of RMB 371.9 million, reflecting a growth of 36.2% YoY

²	Achieved gross profit of RMB 307.3 million, a growth of 39.1% YoY

²	Gross margin increased to 82.6% from 80.9% in the same period of FY2024

²	Total operating expenses decreased to RMB 276.4 million, down 31.6% YoY

²	Recorded net income of RMB 20.6 million, and adjusted net income[1] (Non-GAAP) of RMB 30.4 million, compared to net loss and adjusted net loss[1] (Non-GAAP) of RMB 174.5 million in the same period of FY2024

LakeShore Biopharma Co., Ltd. (Nasdaq: LSB) (“LakeShore” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced its financial results for the first six months ended September 30, 2024 (“FY2025H1”).

“We are thrilled with the outstanding financial performance achieved in the first half of FY2025 under the leadership of our new management team,” said Xu Wang, Chief Executive Officer. “Despite the challenging macroeconomic conditions in China, heightened competition, and the disruptive attempts against our company by former Chairman Yi Zhang, we have made a historical leap by achieving a net income of RMB 20.6 million - the first time we recorded net income since 2013. Moreover, we believe our revenue growth in the first half of FY2025 far outpaced most vaccine companies in China during the same period.”

Mr. Wang continued, “Our financial turnaround is a testament to our successful strategies to enhance operational efficiency and profitability, coupled with our effective execution on cost reduction, organizational restructuring, internal control improvement, optimized resource allocation, and enhanced cash flow management. Looking ahead, we remain committed to our corporate strategy, which aims to maximize value from our existing product portfolio and drive new business development, positioning us for a robust financial performance in FY2025 and beyond, thereby safeguarding and enhancing value for our shareholders.”

Business Update

YSJA Rabies Vaccine Phase III Clinical Trial Approval for Simplified Regimen

On October 25, 2024, the Company received approval from the National Medical Products Administration (NMPA) in China to conduct a phase III clinical trial evaluating the immunogenicity and safety of a simplified four-dose regimen for its YSJA rabies vaccine. The trial, scheduled to commence in late December 2024, will enroll 2,380 participants and compare the immunogenicity and safety of the YSJA rabies vaccine across two distinct four-dose immunization schedules against the existing Essen regimen (1-1-1-1-1). This randomized, double-blind, controlled study is expected to conclude by the third quarter of 2025.

[1]	Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss) excluding share-based compensation expenses and loss on disposal of property, plant and equipment. See “Use of Non-GAAP Financial Measures” below.

The study aims to strengthen the competitiveness of the YSJA rabies vaccine in the rapidly growing rabies vaccine market, demonstrate its clinical superiority, and garner broader recognition and support from hospitals, academic institutions, and industry stakeholders in China and globally.

First Half of Fiscal Year 2025 Financial Results

Total Revenues

Total revenues reached RMB 371.9 million, compared to RMB 273.1 million in the same period of FY2024, representing a year-over-year growth of 36.2%. This increase was primarily driven by higher sales volume, attributable to increased batch approvals and doses available for sale, as well as the targeted and effective marketing initiatives.

Gross Profit

Gross profit was RMB 307.3 million, with a gross margin of 82.6%, compared to RMB 220.9 million and an 80.9% gross margin in the same period of FY2024. The improvement in gross margin was primarily driven by a reduction in unit production cost.

Selling and Marketing Expenses

Selling and marketing expenses totaled RMB 137.1 million, compared to RMB 157.7 million in the same period of FY2024, reflecting a 13.1% decrease. This reduction was attributed to cost reduction initiatives during the first half of FY2025.

General and Administrative Expenses

General and administrative expenses were RMB 70.8 million, up from RMB 67.6 million in the same period of FY2024. The increase was mainly driven by costs associated with workforce reduction.

Research and Development Expenses

Research and development expenses were RMB 68.5 million, compared to RMB 178.9 million in the same period of FY2024, representing a 61.7% decrease. This decline was primarily driven by reductions in testing fees, clinical trial fees, and consulting service fees following the conclusion of the Covid-19 vaccine clinical study.

EBITDA and Adjusted EBITDA

EBITDA2 (Non-GAAP) and Adjusted EBITDA3 (Non-GAAP) was RMB 53.8 million and RMB 57.9 million, compared to negative EBITDA of RMB 138.6 million and negative adjusted EBITDA of RMB 159.5 million (Non-GAAP) respectively, in the same period of FY2024.

Operating Income

Operating income was RMB 30.9 million, compared to an operating loss of RMB 183.3 million in the same period of FY2024.

Net Income and Adjusted Net Income

Net income was RMB 20.6 million, and adjusted net income (Non-GAAP) was RMB 30.4 million, in contrast to net loss of RMB 174.5 million and adjusted net loss (Non-GAAP) of RMB 174.5 million, respectively, in the same period of FY2024.

Balance Sheet

As of September 30, 2024, the Company had cash and cash equivalents of RMB 112.5 million, compared to RMB 246.6 million as of March 31, 2024.

FY2025 Guidance Update

For the full FY2025, the Company expects total revenues to be between RMB 665 million and RMB 700 million, indicating a growth of 16% to 22% year-over-year. The Company also projects Adjusted EBITDA to range between RMB 76 million and RMB 89 million. These projections reflect the Company’s positive outlook for the current fiscal year, which would establish significant foundation for fiscal year 2026.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary views regarding its business situation and market conditions, which are subject to change.

About LakeShore Biopharma

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunemodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. The Company operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit investor.lakeshorebio.com.

[2]	EBITDA is a non-GAAP financial measure, which is defined as net income (loss) before income tax expense (benefit), financial expenses - net and depreciation and amortization. See “Use of Non-GAAP Financial Measures” below.
[3]	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income/(loss) before income tax expense (benefit), financial expenses - net, and depreciation and amortization (“EBITDA”) adjusted to exclude share-based compensation expenses, late fees related to social security insurance, other income (expense) - net, fair value changes of warrant liability, and government grants. See “Use of Non-GAAP Financial Measures” below.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including Adjusted EBITDA and adjusted net income (loss), as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines EBITDA as net income (loss) before income tax expense (benefit), financial expenses - net and depreciation and amortization. The Company defines Adjusted EBITDA as net income (loss) before income tax expense (benefit), financial expenses - net, and depreciation and amortization (“EBITDA”) adjusted to exclude share-based compensation expenses, late fees related to social security insurance, other income (expense) - net, fair value changes of warrant liability, and government grants. The Company defines adjusted net income (loss) as net income (loss) excluding share-based compensation expenses and loss on disposal of property, plant and equipment. The Company presents the non-GAAP financial measures because they are used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance as this measure excludes certain finance or non-cash items that the Company does not believe directly reflect its core operations. The Company believes that excluding these items enables us to evaluate our performance period-over-period more effectively and relative to our competitors.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using Adjusted EBITDA is that it does not reflect all items of income and expenses that affect the Company’s operations. Share-based compensation and loss on disposal of property, plant and equipment have been and may continue to be incurred in the business. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of LakeShore Biopharma’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of 7.0074 RMB to 1.00 USD, the exchange rate set forth in the central parity rate release of the People’s Bank of China on September 30, 2024.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of LakeShore Biopharma, the development progress of all product candidates, the progress and results of all clinical trials, LakeShore Biopharma’s ability to source and retain talent, and the cash position of LakeShore Biopharma. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of LakeShore Biopharma’s management and are not predictions of actual performance.

LakeShore Biopharma cannot assure you the forward-looking statements in this press release will be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”), and other risks described in documents subsequently filed or furnished by the Company from time to time with the SEC. There may be additional risks that LakeShore Biopharma does not presently know or that LakeShore Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of LakeShore Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while LakeShore Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of LakeShore Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, LakeShore Biopharma does not undertake any duty to update these forward-looking statements.

Lakeshore Biopharma Co., Ltd

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of September 30,
	2024	2024	2024
	RMB	RMB	US$

ASSETS
Current assets
Cash	246,351	49,466	7,059
Restricted cash	200	63,069	9,000
Accounts receivable - net	444,161	529,504	75,564
Advance to suppliers - net	1,663	3,719	531
Inventories - net	203,423	198,564	28,336
Prepaid expenses and other current assets	7,370	8,013	1,144
Total current assets	903,168	852,335	121,634

Non-current assets
Property, plant and equipment - net	473,348	447,410	63,848
Operating lease right-of-use assets - net	7,275	2,513	359
Deferred tax assets - net	23,634	22,416	3,199
Intangible assets - net	71,245	68,149	9,725
Other non-current assets	34,357	39,800	5,680
Total non-current assets	609,859	580,288	82,811
Total assets	1,513,027	1,432,623	204,445

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans and other borrowings	318,541	288,288	41,141
Accounts payable	67,775	46,878	6,690
Accrued expenses and other liabilities	408,737	391,905	55,926
Operating lease liabilities	5,157	1,406	201
Deferred government grants	2,016	1,596	228
Total current liabilities	802,226	730,073	104,186

Non-current liabilities
Bank loans and other borrowings	98,984	78,633	11,221
Operating lease liabilities	1,784	259	37
Deferred government grants	20,280	16,936	2,417
Warrants liability	4,548	4,179	596
Total non-current liabilities	125,596	100,007	14,271
Total liabilities	927,822	830,080	118,457

Shareholders’ equity
Ordinary shares, par value US$0.00002 per share; 9,950,000,000 shares authorized; 190,227,959 and 190,807,516 shares issued and outstanding as of March 31, 2024 and September 30, 2024, respectively	26	26	4
Additional paid-in capital	2,950,863	2,952,522	421,343
Accumulated deficit	(2,307,504)	(2,286,925)	(326,358)
Accumulated other comprehensive loss	(58,180)	(63,080)	(9,001)
Total shareholders’ equity	585,205	602,543	85,988
Total liabilities and shareholders’ equity	1,513,027	1,432,623	204,445

Lakeshore Biopharma Co., Ltd

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Six Months Ended September 30,
	2023	2024	2024
	RMB	RMB	US$

Revenues	273,092	371,943	53,079
Cost of revenues	52,187	64,681	9,230
Gross profit	220,905	307,262	43,849

Operating expenses:
Selling and marketing	157,700	137,106	19,566
General and administrative	67,611	70,807	10,105
Research and development	178,853	68,491	9,774
Total operating expenses	404,164	276,404	39,445

Income (loss) from operations	(183,259)	30,858	4,404

Other income (expenses):
Late fees related to social security insurance	(446)	(213)	(30)
Government grants	14,628	3,864	551
Financial expenses - net	(12,968)	(6,573)	(938)
Fair value changes of warrant liability	6,851	315	45
Other income (expense) - net	(149)	(6,454)	(921)
Total other income (expense) - net	7,916	(9,061)	(1,293)

Income (loss) before income taxes	(175,343)	21,797	3,111
Income tax benefit (expense)	820	(1,218)	(174)

Net income (loss)	(174,523)	20,579	2,937

Net income (loss) attributable to Lakeshore Group	(174,523)	20,579	2,937

Net income (loss)	(174,523)	20,579	2,937
Other comprehensive income (loss):
Foreign currency translation adjustment	3,166	(4,900)	(700)
Total comprehensive income (loss)	(171,357)	15,679	2,237

Earnings (loss) per share:
– Basic and Diluted	(1.88)	0.11	0.02
Weighted average number of ordinary shares outstanding:
– Basic and Diluted	93,058,197	190,429,732	190,429,732

Lakeshore Biopharma Co., Ltd

Unaudited Reconciliations of Non-GAAP Results

(All amounts in thousands)

	Six Months Ended September 30,
	2023	2024	2024
	RMB	RMB	US$

Net income (loss)	(174,523)	20,579	2,937
Add: income tax expense (benefit)	(820)	1,218	174
Add: financial expenses - net	12,968	6,573	938
Add: depreciation and amortization	23,734	25,414	3,627
EBITDA	(138,641)	53,784	7,676

Add: Share-based compensation expenses	-	1,659	237
Add: late fees related to social security insurance	446	213	30
Add: other income (expense) - net	149	6,454	921
Add: fair value changes of warrant liability	(6,851)	(315)	(45)
Add: government grants	(14,628)	(3,864)	(551)
Adjusted EBITDA	(159,525)	57,931	8,268

	Six Months Ended September 30,
	2023	2024	2024
	RMB	RMB	US$

Net income (loss)	(174,523)	20,579	2,937
Add: share-based compensation expenses	-	1,659	237
Add: loss on disposal of property, plant and equipment	-	8,210	1,172
Adjusted net income (loss)	(174,523)	30,448	4,346